FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BBM Now Lets You Have Voice Chats for Free Over Wi-Fi	3

Document 1

November 14, 2012

FOR IMMEDIATE RELEASE

BBM Now Lets You Have Voice Chats for Free Over Wi-Fi

Waterloo, ON – For the times when you want to hear a friend’s laughter instead of reading LOL, BlackBerry® Messenger (BBM™) is taking the social networking experience to a whole new level with an exciting new feature called BBM Voice. Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BBM version 7, a free update for the globally popular mobile social network, which will allow customers to make free voice calls to other BBM customers in the world over a Wi-Fi® connection*.

BBM is a fast, convenient and inexpensive service for BlackBerry® customers that gives them the ability to instantly chat with a friend, family member or colleague, and know when their message has been delivered, and read. With the new version of BBM, customers have a new option – they can talk with their BBM contact across the globe for free over a Wi-Fi connection. In an instant, customers can switch between texting and talking, or talk and text at the same time. For consumers, especially in developing markets, the BBM Voice feature offers an attractive way to talk with friends and family near and far, and staying in contact will be easier than ever as the holiday season approaches. For business customers, BBM Voice allows for enriched collaboration.

“BBM is the quick, easy way to stay connected to the people that matter to you, and with today’s announcement we’re expanding the capabilities of the service for deeper social engagement and even greater collaboration, beginning with voice functionality,” said T.A. McCann, Vice President of BBM and Social Communities at RIM. “The new BBM Voice feature is for when you’re travelling and you want to call home without worrying about phone charges. It’s for when you have news you can’t wait to share, for quickly explaining complicated details, and collaborating with colleagues. Whenever your ideas are too big for text, there’s BBM Voice.”

BBM Voice includes a number of convenient features.

•	Customers can initiate a BBM Voice call directly, or instantly switch from a BBM text chat to talk, and back again.
•
The split-screen feature allows customers to talk and text at the same time, so for example, they can send a picture to their contact while talking with them. They can also check other BBM text chats, check email, or navigate to other apps while engaged on a BBM Voice call.

•	BBM provides a visual indicator that shows when contacts are available for a voice call.
•
BBM Voice is compatible with any accessories a customer has now for making voice calls on their BlackBerry smartphone, such as a Bluetooth® or wired headset. Customers can also use BBM Voice over their BlackBerry smartphone’s speakerphone.

•	If it’s not an ideal time to talk, customers can simply choose to respond by texting back.

Another important feature of BBM version 7 is its integration with a customer’s BlackBerry ID, which is designed to back up their BBM profile, groups and contacts so they can automatically be restored in the event they switch to a new BlackBerry smartphone, including to a BlackBerry® 10 device.

BBM version 7 with the new BBM Voice feature is currently available in Beta for BlackBerry smartphones running the BlackBerry® 6 OS or higher with support planned for smartphones running the BlackBerry 5 OS at a future date. The Beta can be downloaded for free from BlackBerry Beta Zone**. Customers can sign up to BlackBerry Beta Zone for free at www.BlackBerry.com/betazone.

For more information about BBM, please visit www.blackberry.com/bbm.

* BBM requires a BlackBerry service plan. The BBM Voice feature requires a Wi-Fi connection with access to the Internet and may not be available in all markets.

** BlackBerry Beta Zone is not available in all markets.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Sarah Burt
Research In Motion
(519) 597-5606
sburt@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained atwww.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 14, 2012	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer